

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

<u>Via E-mail</u>
Mr. Simon Chin
Chief Executive Officer
Iris Biotechnologies Inc.
5201 Great America Parkway, Suite 320
Santa Clara, California 95054

> **Re:    Iris Biotechnologies Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 6, 2011**
> **File No. 000-53245**

Dear Mr. Chin:

　　We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　/s/ Jeffrey Jaramillo

　　　　　　　　　　　Jeffrey Jaramillo
　　　　　　　　　　　Accounting Branch Chief